[redacted]

14049733

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
RECEIVED
MAR 18 2014
Washington DC

SEC FILE NUMBER
8-40545

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Dalton Strategic Investment Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

26 North Washington Street
(No. and Street)

Knightstown	IN	46148
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steve Dalton, Managing Partner — (765) 445-7000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Monroe Shine & Co., Inc.
(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Steve Dalton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dalton Strategic Investment Services, Inc., as of December 31st, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Partner

Title

Notary Public Colleen Jarvis exp 11-05-2014

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DALTON STRATEGIC INVESTMENT SERVICES, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2013

DALTON STRATEGIC INVESTMENT SERVICES, INC.

CONTENTS

MONROE SHINE
KNOWLEDGE FOR TODAY . . . VISION FOR TOMORROW
222 EAST MARKET STREET, P.O. BOX 1407, NEW ALBANY, INDIANA 47150 • PHONE: 812.945.2311 • FAX: 812.945.2603

Report of Independent Registered Public Accounting Firm

Board of Directors
Dalton Strategic Investment Services, Inc.
Knightstown, Indiana

Report on the Financial Statements

We have audited the accompanying statement of financial condition of **Dalton Strategic Investment Services, Inc.** (the Company) as of December 31, 2013, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Dalton Strategic Investment Services, Inc.** as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information on pages 12 and 13 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The supplementary information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the supplementary information on pages 12 and 13 is fairly stated in all material respects in relation to the financial statements as a whole.

Monroe Shine

New Albany, Indiana
March 15, 2014

DALTON STRATEGIC INVESTMENT SERVICES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

ASSETS

Cash	$	202,525
Certificate of deposit		6,000
Deposit with clearing organization		15,000
Representative advances receivable		115,853
Receivable from broker-dealers and clearing organization		451,312
Prepaid rent		2,600
Total Assets	$	793,290

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accounts payable, accrued expenses, and other liabilities	$	436,982
Stockholder's Equity:		
Common stock, no par value per share		
Authorized 1,000 shares, issued and outstanding 100 shares		5,000
Retained earnings		351,308
Total Stockholder's Equity		356,308
Total Liabilities and Stockholder's Equity	$	793,290

See accompanying notes to financial statements.

DALTON STRATEGIC INVESTMENT SERVICES, INC.
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2013

Total revenues	$ 4,348,991
General and administrative expenses	3,928,871
Income from operations	420,120
Interest income	30
Net Income	$ 420,150

See accompanying notes to financial statements.

DALTON STRATEGIC INVESTMENT SERVICES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2013

	Common Stock		Retained	
	Shares	Amount	Earnings	Total
Balance - January 1, 2013	100	$ 5,000	$ 39,531	$ 44,531
Net Income	-	-	420,150	420,150
Distributions	-	-	108,373	108,373
Balance - December 31, 2013	100	$ 5,000	$ 351,308	$ 356,308

See accompanying notes to financial statements.

DALTON STRATEGIC INVESTMENT SERVICES, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2013

Cash Flows from Operating Activities:	
Net Income	$ 420,150
Adjustments to reconcile net income to net cash provided by operating activities:	
Amortization of prepaid rent	4,317
Change in current assets:	
Increase in commissions receivable	(360,773)
Change in current liabilities	
Increase in accounts payable, accrued expenses and other liabilities	238,088
Net cash provided by operating activities	301,782
Cash Flows from Investing Activities:	
Increase in certificate of deposit	(977)
Representative advances, net of repayments	(115,853)
Net cash used in investing activities	(116,830)
Cash Flows from Financing Activities:	
Distributions	(108,373)
Net cash used in financing activities	(108,373)
Net Increase in Cash	76,579
Beginning Cash	125,946
Ending Cash	$ 202,525

See accompanying notes to financial statements.

NOTE 1 – NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations
The Company is a securities broker-dealer. The Company provides financial consulting services, but does not carry securities. The Company's financial statements are presented in accordance with generally accepted accounting principles in the United States of America.

Cash
For purposes of the statement of cash flows, the Company considers all cash on hand, bank checking and savings accounts, and money market accounts to be cash.

Allowance for Doubtful Accounts
Accounts receivable consists of fees and commissions receivable from broker-dealers and Southwest Securities, Inc. (Clearing Organization) and is considered fully collectible. Therefore, no allowance for doubtful accounts has been provided.

Representative Advances Receivable
Representative advances receivable consist of commissions advanced to registered representatives that contract with the Company. Advances are made at the discretion of Company management and are repaid by withholding a portion of the commissions subsequently earned by the representative. No interest is charged on the advances and the repayment terms vary based on the agreements. At December 31, 2013, all advances receivable are expected to be repaid during 2014 as part of the Asset Purchase Agreement discussed in Note 5.

Revenue and Expenses
Commissions and related clearing expenses are recorded on a settlement-date basis. There were no significant transactions at December 31, 2013 that would require reconciliation with trade-date basis accounting.

Advertising
The Company expenses advertising production costs as they are incurred and advertising communication costs the first time the advertising takes place. Advertising expense was $2,625 for the year ended December 31, 2013.

Income Taxes
The Company is a subchapter S corporation and is not treated as a separate corporation for income tax purposes. As such, the items of income or loss of the Company are allocated to its stockholder and reported on the stockholder's individual federal and state income tax returns. Accordingly, no provision for income taxes has been recorded in the accompanying financial statements.

Effective January 1, 2009, the Company implemented accounting guidance for uncertainty in income taxes. Using that guidance, tax positions are initially recognized in the financial statements when it is more-likely-than-not the position will be sustained upon examination by the tax authorities. As of December 31, 2013, the Company had no uncertain tax positions that qualify for either recognition or disclosure in the financial statements. The Company files federal and Indiana state income tax returns and those returns filed for tax years ended on or after December 31, 2010 are subject to examination by the relevant taxing authorities.

NOTE 1 – CONTINUED

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 – CASH DEPOSIT WITH CLEARING ORGANIZATION

At December 31, 2013, the Company had an interest-bearing deposit of $15,000 with the Clearing Organization.

NOTE 3 – PREPAID RENT

The Company made leasehold improvements totaling $16,600 during 2010 to office space that the Company began leasing in 2010. Under the terms of the lease agreement, the payments made for improvements by the Company resulted in a "build out credit" to be used in lieu of the $350 monthly lease payments until the credit is extinguished. The lease has an initial term from September 1, 2010 through August 31, 2014. The Company recognized $4,317 of rent expense during 2013.

NOTE 4 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2013, the Company had net capital of $237,855, which was $208,723 in excess of its required net capital of $29,132. The Company's net capital ratio was 1.84 to 1 at December 31, 2013.

NOTE 5 – ASSET PURCHASE AGREEMENT

On February 25, 2014, the Company entered into an Asset Purchase Agreement (Purchase Agreement) with Securities America Financial Corporation (SAFC). Pursuant to the Purchase Agreement, the Company will, on the terms and subject to the conditions set forth in the Purchase Agreement, sell, transfer, assign, convey and deliver to SAFC all rights, titles and interests in and to the Company's client accounts, mailing lists, books and records ledgers, loans and goodwill. The Company anticipates that the merger will close in the second quarter of 2014, subject to customary closing conditions, including regulatory approval and approval of the Company's shareholder.

Note 6 - Subsequent Events

Subsequent events have been evaluated for potential recognition and disclosure through the date the financial statements were issued. Management has not identified any significant subsequent events during the period from January 1, 2014 through the date these financial statements were issued, other than the Purchase Agreement discussed in Note 5.

DALTON STRATEGIC INVESTMENT SERVICES, INC.

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17a-5 OF THE

SECURITIES AND EXCHANGE ACT OF 1934

DALTON STRATEGIC INVESTMENT SERVICES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2013

Net Capital	
Stockholder's equity qualified for net capital	$ 356,308
Total nonallowable assets:	
Prepaid rent	(2,600)
Representative advances receivable	(115,853)
Total nonallowable assets	(118,453)
Net Capital	$ 237,855
Aggregate Indebtedness	
Items included in statement of financial condition:	
Accounts payable, accrued expenses, and other liabilities	$ 436,982
Computation of Basic Net Capital Requirement	
Minimum net capital required	$ 29,132
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement	$ 29,132
Excess net capital	$ 208,723
Excess net capital at greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital requirement	$ 194,157
Ratio of aggregate indebtedness to net capital	1.84 to 1

Reconciliation with Company's Computation of Net Capital Pursuant to Rule 17a-5(d)(4):

Net Capital as reported in Company's Part II (unaudited) FOCUS Report	$ 222,678
Deposit with clearing organization classified as a non-allowable asset	15,000
Net adjustments recorded after FOCUS Report was prepared	177
Net Capital per above computation	$ 237,855

**DALTON STRATEGIC INVESTMENT SERVICES, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2013**

Broker-dealer was exempt from Rule 15c3-3 as of December 31, 2013. All customer transactions are cleared through Southwest Securities, Inc. on a fully disclosed basis.

MONROE SHINE
KNOWLEDGE FOR TODAY . . . VISION FOR TOMORROW
222 EAST MARKET STREET, P.O. BOX 1407, NEW ALBANY, INDIANA 47150 • PHONE: 812.945.2311 • FAX: 812.945.2603

Independent Auditor's Report on Internal Control

Board of Directors
Dalton Strategic Investment Services, Inc.
Knightstown, Indiana

In planning and performing our audit of the financial statements and supplementary schedules of **Dalton Strategic Investment Services, Inc.** (the Company), as of and for the year ended December 31, 2013 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of pursuing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above. However, we identified certain deficiencies in internal control that we consider to be significant deficiencies, and communicated them to management and those charged with governance on March 15, 2014.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Monroe Shine

New Albany, Indiana
March 15, 2014

FINRA

Financial Industry Regulatory Authority

February 28, 2014

Steven M. Dalton
President
Dalton Strategic Investment Services, Inc.
26 N. Washington Street
Knightstown, IN 46148

Re: Dalton Strategic Investment Services, Inc. December 2013 Annual Audit Report

Dear Mr. Dalton:

In reply to your letter received on February 24, 2014, please be advised that your request for an extension of time in which to file the required annual audited financial report as of **December 31, 2013** pursuant to Securities Exchange Act Rule 17a-5, has been given due consideration and is hereby granted.

This extension of 10 business-days is granted based upon the representations made by your organization and by your outside independent auditors. If the information provided to us is no longer accurate, we expected to be notified immediately.

Please be aware that failure to file the annual audited financial report on or before **March 17, 2014** could result in the assessment of a late filing fee of $100 per day for up to ten days and may result in other regulatory or disciplinary action.

If you should have any questions with regard to any of the foregoing, please feel free to contact your Firm's Regulatory Coordinator, Matthew Stasko at (312) 899-4659.

Regards,

Yvonne Harris
Surveillance Director

JI/loaguej/harrisy/Yvonne/DaltonStrategicAnnualAudit.docx

cc: Herani Dansamo
FINRA
Department of Financial Operations Policy
9509 Key West Avenue
Rockville, MD 20850
Fax: 240-386-5172

Cc: SEC Regional Office
175 West Jackson Boulevard
Suite 900
Chicago, IL 60604

MONROE SHINE
KNOWLEDGE FOR TODAY . . . VISION FOR TOMORROW
222 EAST MARKET STREET, P.O. BOX 1407, NEW ALBANY, INDIANA 47150 • PHONE: 812.945.2311 • FAX: 812.945.2603

March 15, 2014

To the Board of Directors
Dalton Strategic Investment Services, Inc.
Knightstown, Indiana

In planning and performing our audit of the financial statements of Dalton Strategic Investment Services (Company) as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing audit procedures that are appropriate in the circumstances for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Our consideration of internal control was for the limited purpose described in the preceding paragraph and was not designed to identify all deficiencies in internal control that might be material weaknesses or significant deficiencies, and, therefore, material weaknesses or significant deficiencies may exist that were not identified. However, as discussed below, we identified certain deficiencies in internal control that we consider to be significant deficiencies.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A material weakness is a deficiency, or combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis. We did not identify any deficiencies in internal control that we consider to be material weaknesses.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance. We consider the following deficiencies in the Company's internal control to be significant deficiencies:

Year-End Closing Process

The Company's lacks a systematic method to ensure that timely year-end closing procedures take place in advance of the year-end audit. Therefore the financial statements and supporting documentation supplied to the auditors were incomplete upon initial receipt of the Company's information by the auditors. Two adjusting journal entries were made due to incomplete or inaccurate information, and one immaterial uncorrected misstatement was identified during the audit.

W-2 and 1099 Reporting

It was determined during the course of our audit work that the W-2 for Wes Wilt and certain Form 1099s issued by the Company to investment representatives for commissions earned in 2013 were prepared incorrectly. In addition, we identified instances in which Form 1099s for commissions earned by investment representatives in 2013 were not prepared. Initial and corrected W-2s and Form 1099s should be prepared and filed with the IRS for all commissions and employee compensation earned in 2013.

FOCUS Report Preparation

Errors have been noted in the quarterly FOCUS reports prepared by management during our audits and regulatory examinations. Management should correct all errors noted in the quarterly FOCUS reports for 2013 to agree to the audited financial statements.

Bank Reconciliations

Internal control is most effective when the bank reconciliation is prepared by someone not responsible for entries in the receipts and disbursements records. Inasmuch as this is difficult because of the small number of office employees, we recommend that the monthly bank reconciliations be reviewed by another employee who is independent of the cash receipts and disbursements process. In addition, he or she should review, approve, and sign the bank reconciliation each month.

Representative Advances Receivable

The Company advanced commissions to investment representatives as incentive to join the Company during 2013. As a result of our audit procedures, we determined that management was not properly reconciling the representative advances receivable account and there is no formal documentation (i.e., a signed note, offer letter or other agreement) to support most of the advances.

This communication is intended solely for the information and use of management, the Board of Directors, and others within the organization, and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,

Monroe Shine

Monroe Shine & Co., Inc.

MONROE SHINE
KNOWLEDGE FOR TODAY . . . VISION FOR TOMORROW
222 EAST MARKET STREET, P.O. BOX 1407, NEW ALBANY, INDIANA 47150 • PHONE: 812.945.2311 • FAX: 812.945.2603

March 15, 2014

To the Board of Directors
Dalton Strategic Investment Services, Inc.
Knightstown, Indiana

We have audited the financial statements of Dalton Strategic Investment Services, Inc. for the year ended December 31, 2013, and have issued our report thereon dated March 15, 2014. Professional standards require that we provide you with the following information about our responsibilities under generally accepted auditing standards, as well as certain information related to the planned scope and timing of our audit. We have communicated such information in our engagement letter to you dated February 24, 2014. Professional standards also require that we communicate to you the following information related to our audit.

Significant Audit Findings

Qualitative Aspects of Accounting Practices

Management is responsible for the selection and use of appropriate accounting policies. The significant accounting policies used by Dalton Strategic Investment Services, Inc. are described in Note 1 to the financial statements. No new accounting policies were adopted and the application of existing policies was not changed during the year ended December 31, 2013. We noted no transactions entered into by the Company during the year for which there is a lack of authoritative guidance or consensus. All significant transactions have been recognized in the financial statements in the proper period.

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about future events. Certain accounting estimates are particularly sensitive because of their significance to the financial statements and because of the possibility that future events affecting them may differ significantly from those expected. However, the Company's financial statements do not include any significant accounting estimates.

The financial statement disclosures are neutral, consistent, and clear.

Difficulties Encountered in Performing the Audit

We encountered no significant difficulties in dealing with management in performing and completing our audit.

Corrected and Uncorrected Misstatements

Professional standards require us to accumulate all known and likely misstatements identified during the audit, other than those that are trivial, and communicate them to the appropriate level of management. Attached is a summary of uncorrected misstatements identified in our audit of the financial statements. Management has determined that the effects of the uncorrected misstatements were immaterial, both individually and in the aggregate, to the financial statements taken as a whole.

Disagreements with Management

For purposes of this letter, professional standards define a disagreement with management as a financial accounting, reporting, or auditing matter, whether or not resolved to our satisfaction, that could be significant to the financial statements or the auditor's report. We are pleased to report that no such disagreements arose during the course of our audit.

Management Representations

We have requested certain representations from management that are included in the management representation letter dated March 15, 2014.

Management Consultations with Other Independent Accountants

In some cases, management may decide to consult with other accountants about auditing and accounting matters, similar to obtaining a "second opinion" on certain situations. If a consultation involves application of an accounting principle to the Company's financial statements or a determination of the type of auditor's opinion that may be expressed on those statements, our professional standards require the consulting accountant to check with us to determine that the consultant has all the relevant facts. To our knowledge, there were no such consultations with other accountants.

Other Audit Findings or Issues

We generally discuss a variety of matters, including the application of accounting principles and auditing standards, with management each year prior to retention as the Company's auditors. However, these discussions occurred in the normal course of our professional relationship and our responses were not a condition to our retention.

Other Matters

With respect to the supplementary information accompanying the financial statements, we made certain inquiries of management and evaluated the form, content, and methods of preparing the information to determine that the information complies with U.S. generally accepted accounting principles, the method of preparing it has not changed from the prior period, and the information is appropriate and complete in relation to our audit of the financial statements. We compared and reconciled the supplementary information to the underlying accounting records used to prepare the financial statements or to the financial statements themselves.

This information is intended solely for the use of the Board of Directors and management of Dalton Strategic Investment Services, Inc. and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,

Monroe Shine

Monroe Shine & Co., Inc.

FCX-28: Financial Institution Audit Difference Evaluation Form

Financial Institution: Dalton Strategic Investments, Inc.

Balance Sheet Date: December 31, 2013

Completed by: JPS

A Listing of Audit Differences O $1,000 except for specific items

Description (Nature) of Audit Difference	Factual (F), Judgmental (J) or Projected (P)	Cause	WP Ref.	Financial Statements Effect—Amount of Overstatement (Understatement) of: Total Assets	Total Liabilities	Equity	Income	Net Income (Loss)
To write off advanced representative fees deemed uncollectible.	F	2014 makes collection improbable.	4175	9,887	-	-	-	9,887
								-
Effect of audit differences on ending equity						9,887		
								-
Total				9,887	-	9,887	-	9,887
Less Audit Adjustments Subsequently Booked								-
Net Unadjusted Audit Differences—This Year (Iron Curtain Method)				9,887	-	9,887	-	9,887
Effect of Unadjusted Audit Differences—Prior Years				-	-	-	-	-
Combined Current and Prior Year AD (Rollover Method)				9,887	-	9,887	-	9,887
Financial Statement Caption Totals				793,290	436,982	356,308	4,348,991	420,150
Current Year AD as % of F/S Captions (Rollover Method)				1.25%	0.00%	2.77%	0.00%	2.35%
Current and Prior Year AD as % of F/S Captions (Iron Curtain Method)				1.25%	0.00%	2.77%	0.00%	2.35%

DALTON STRATEGIC
INVESTMENT SERVICES, INC. -
KNIGHTSTOWN, INDIANA

INDEPENDENT ACCOUNTANTS' REPORT
ON APPLYING AGREED-UPON PROCEDURES -
SIPC GENERAL ASSESSMENT RECONCILIATION

FOR THE YEAR ENDED DECEMBER 31, 2013

DALTON STRATEGIC INVESTMENT SERVICES, INC.

CONTENTS

MONROE SHINE
KNOWLEDGE FOR TODAY . . . VISION FOR TOMORROW
222 EAST MARKET STREET, P.O. BOX 1407, NEW ALBANY, INDIANA 47150 • PHONE: 812.945.2311 • FAX: 812.945.2603

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

Board of Directors
Dalton Strategic Investment Services, Inc.
Knightstown, Indiana

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated in the attached supplement of this report, with respect to the Schedule of Assessments and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013 included in Appendix A, which were agreed to by **Dalton Strategic Investment Services, Inc. (Company)**, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of the parties specified in the report. Consequently, we make no representation regarding the sufficiency of the procedures described in the scope section of this report either for the purpose for which this report has been requested or for any other purpose.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you. This report relates only to the procedures specified above.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Monroe Shine

New Albany, Indiana
March 15, 2014

DALTON STRATEGIC INVESTMENT SERVICES, INC.
AGREED-UPON PROCEDURES –
SIPC GENERAL ASSESSMENT RECONCILIATION
FOR THE YEAR ENDED DECEMBER 31, 2013

Procedure:

Compare the listed assessment payment on Form SIPC-7 with respective cash disbursement records entries, noting any differences.

Findings:

Assessment payments from the original Form SIPC-7 included in the appendix were verified to a copy of the check dated March 14, 2014. No differences were noted.

Procedure:

Compare the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported on Form SIPC-7 for the year ended December 31, 2013, noting any differences.

Findings:

No differences were noted between the amounts reported on the Annual Audited Report Form X-17A-5, Part III, for the year ended December 31, 2013 and the amounts reported on the Form SIPC-7 for the year ended December 31, 2013.

Procedure:

Compare any adjustments reported on Form SIPC-7 with supporting schedules and working papers, noting any differences.

Findings:

Form SIPC-7, line 2.c.(1) reports deductions from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products totaling $2,789,929. Excluding this deducted amount from total revenues, Form SIPC-7 reports SIPC net operating revenues of $1,559,092 subject to assessment for the year ended December 31, 2013. We were able to trace $1,295,438 in SIPC net operating revenues to clearing statements provided as supporting schedules by the Company, but we were not provided supporting schedules for the remaining $263,654 difference.

According to management, the unsubstantiated difference is comprised of investment income received directly from investment entities, markups on trade ticket commissions and additional fees earned by the Company as increased incentive for varying levels of investment activity. These additional sources of income are not reported through the Company's clearing agent and the Company was unable to provide supporting documentation for the adjustments.

DALTON STRATEGIC INVESTMENT SERVICES, INC.
AGREED-UPON PROCEDURES –
SIPC GENERAL ASSESSMENT RECONCILIATION
FOR THE YEAR ENDED DECEMBER 31, 2013 - CONTINUED

Procedure:

Prove the arithmetical accuracy of the calculations reflected on Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting any differences.

Findings:

No arithmetical inaccuracies were noted on the Form SIPC-7.

Procedure:

Compare the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed, noting any differences.

Findings:

No overpayment was applied on the Form SIPC-7.

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 12/31/2013
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

040545 FINRA DEC
DALTON STRATEGIC INVESTMENT SERVICES INC 15*15
26 N WASHINGTON ST
KNIGHTSTOWN IN 46148-1275

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Steve Dalton 765-445-7000

2. A.	General Assessment (item 2e from page 2)	$ 3897.73
B.	Less payment made with SIPC-6 filed (exclude interest) ____ Date Paid	(2728.83)
C.	Less prior overpayment applied	(∅)
D.	Assessment balance due or (overpayment)	1168.90
E.	Interest computed on late payment (see instruction E) for 15 days at 20% per annum — ∅ Not applicable within grace	∅
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 1168.90
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 1168.90
H.	Overpayment carried forward	$(∅)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Dalton Strategic Inv. Svcs. Inc
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 14th day of March, 2014.

Managing Partner
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ____ Postmarked ____ Received ____ Reviewed

Calculations ____ Documentation ____ Forward Copy ____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/13
and ending 12/31/13

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 4,349,021
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	Ø
(2) Net loss from principal transactions in securities in trading accounts.	Ø
(3) Net loss from principal transactions in commodities in trading accounts.	Ø
(4) Interest and dividend expense deducted in determining item 2a.	Ø
(5) Net loss from management of or participation in the underwriting or distribution of securities.	Ø
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	Ø
(7) Net loss from securities in investment accounts.	+ Ø
Total additions	4,349,021
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	2,789,929
(2) Revenues from commodity transactions.	Ø
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	Ø
(4) Reimbursements for postage in connection with proxy solicitation.	Ø
(5) Net gain from securities in investment accounts.	Ø
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	Ø
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	Ø
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ Ø	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ Ø	
Enter the greater of line (i) or (ii)	Ø
Total deductions	2,789,929
2d. SIPC Net Operating Revenues	$ 1,559,092
2e. General Assessment @ .0025	$ 3897.73
	(to page 1, line 2.A.)